November 6, 2019

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Gallery LLC
           Offering Statement on Form 1-A Post-Qualification Amendment No. 1 Response dated October 25, 2019
           File No. 024-10951

Dear Mr. Karnjanaprakorn:

       We have reviewed your correspondence and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qulification Amendment No. 1 to Form 1-A

General

1.     Please update your financial statements.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Karnjanaprakorn
Otis Gallery LLC
November 6, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser,
Special Counsel at 202-551-3222 with any other questions.



FirstName LastNameMichael Karnjanaprakorn                 Sincerely,
Comapany NameOtis Gallery LLC
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November 6, 2019 Page 2                                   Office of Trade &
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FirstName LastName